GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

03 AUG 18 AM 7: 21



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/1953/03/LTR


03029336

14 August 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 8 August 2003 (*Notice of Director's Shareholding*); and
- 11 August 2003 (*Incorporation of new subsidiary companies; and Transfer of subsidiary company*).

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

MASNET No. 28 OF 11.08.2003
Announcement No. 28

CITY DEVELOPMENTS LIMITED

(1) Incorporation of new subsidiary companies; and
(2) Transfer of subsidiary company

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce the following:

Incorporation of new subsidiary companies

(a) The Company has recently incorporated the following company as its wholly-owned subsidiary :

Name of company	:	CDL Bangkok Limited
Date and country of incorporation	:	24 June 2003, Federal Territory of Labuan, Malaysia
Authorised share capital	:	USD13,000 divided into 13,000 shares of USD1 each
Issued and paid-up share capital	:	USD1
Principal activity	:	Investment holding

(b) The Company has incorporated two companies, namely Tagore Warehouse Holdings Pte. Ltd. ("Tagore Warehouse") and City Sunshine Holdings Pte. Ltd. ("City Sunshine"), as indirect wholly-owned subsidiaries of the Company. Tagore Warehouse and City Sunshine are direct wholly-owned subsidiaries of Baynes Investments Pte Ltd and Singapura Developments (Private) Limited ("SDPL") respectively, both of which are in turn wholly-owned subsidiaries of the Company. Details of the new companies are as follows:

(i)	Name of company	:	Tagore Warehouse Holdings Pte. Ltd.
	Date and country of incorporation	:	7 July 2003, Singapore
	Authorised share capital	:	$100,000,000 divided into 100,000,000 shares of $1 each
	Issued and paid-up share capital	:	$2
	Principal activity	:	Property investment holding

(ii)	Name of company	:	City Sunshine Holdings Pte. Ltd.
	Date and country of incorporation	:	7 July 2003, Singapore
	Authorised share capital	:	$100,000,000 divided into 100,000,000 shares of $1 each
	Issued and paid-up share capital	:	$2
	Principal activity	:	Property investment holding

Transfer of subsidiary company

SDPL, a wholly-owned subsidiary of the Company, has acquired from Republic Hotels & Resorts Limited ("RHR") the entire issued and paid-up share capital of Trans Oil Pte Ltd ("Trans Oil"), comprising 1,000,000 shares of $1 each in the capital of Trans Oil (the "Transfer"), for an aggregate cash consideration of $1,003,828.74. The consideration was arrived at on a willing buyer willing seller basis and is based on the net tangible asset value of the transfer shares. RHR is a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, which is in turn a subsidiary of the Company. Accordingly, Trans Oil was a subsidiary of the Company before the Transfer and remains a subsidiary of the Company after the Transfer.

Following the Transfer, Trans Oil is now a wholly-owned subsidiary of SDPL and it is the Company's intention to transform Trans Oil from a securities investment and trading company into an investment holding company. The Transfer is not expected to have any material effect on the earnings per share and net tangible assets per share of the Company for the financial year ending 31 December 2003.

None of the directors has, and the Company has not received notification from any of its controlling shareholders that it has, any interest, direct or indirect, in the Transfer.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 11/08/2003 to the SGX

MASNET No. 5 OF 08.08.2003
Announcement No. 25

CITY DEVELOPMENTS LIMITED

Notice Of Director's Shareholding

Name of director:	Kwek Leng Peck
Date of notice to company:	07/08/2003
Date of change of interest:	05/08/2003
Name of registered holder:	ABN-AMRO Nominees Singapore Pte Ltd for account of Kwek Leng Peck
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Acceptance of the offer (the "Offer") by City Developments Limited (the "Company") to acquire all the issued ordinary shares of $0.05 each in the capital of Target Realty Limited ("TRL") in respect of 336,600 TRL shares, and election to receive the Share Alternative of 0.13 new share in the Company for each TRL share as consideration pursuant to which 43,758 shares in the Company will be issued to Mr Kwek Leng Peck.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	43,758
% of issued share capital:	0.005
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	See above details on share exchange of TRL shares for shares in the Company pursuant to acceptance of the Offer and election for the Share Alternative
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	43,758
% of issued share capital:	0.005

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	0	43,758
% of issued share capital:	0	0.005
Total shares:	0	43,758

Note : % of issued share capital is based on the Company's issued ordinary share capital of $408,279,235 divided into 816,558,470 shares of $0.50 each as at 7/8/2003, which does not include the 43,758 shares (the subject of the transaction) that will be issued and allotted

Submitted by Enid Ling Peek Fong, Company Secretary on 08/08/2003 to the SGX